Exhibit 99.2

Orion Engineered Carbons S.A.
Société anonyme
Registered office: 6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven)
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B 160558

Convening Notice FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS of Orion Engineered Carbons S.A., to be held on
October 16, 2018, at 10:00 a.m. CET

Dear Shareholders of Orion Engineered Carbons S.A. (the “Shareholders”),

The Board of Directors (the “Board of Directors”) of Orion Engineered Carbons S.A., a société anonyme having its registered office at 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register under registration number B 160558 (the “Company”), hereby convenes, in accordance with the provisions of article 10 of the articles of association of the Company, an extraordinary General Meeting of the Shareholders (the “Extraordinary General Meeting”).

The Extraordinary General Meeting will be held through private deed and convene on Tuesday, October 16, 2018, at 10:00 A.M. CET, at the registered office of the Company at:

6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven)
Grand Duchy of Luxembourg

The following is the agenda of the Extraordinary General Meeting (the “EGM Agenda”):

1)	Information with regard to the resignation of Mr. Romeo Kreinberg from his mandate as Director of the Company.

2)
Ratification of the co-optation by the Board of Directors of the Company on August 2, 2018 of Ms. Kerry Galvin as Director of the Company and appointment of Ms. Kerry Galvin, as Director of the Company for a term ending on the date of the annual general meeting of shareholders of the Company called to approve the Company’s annual accounts for the financial year ending December 31, 2019.

3)	Appointment of Mr. Jack Clem, as Director of the Company for a period ending at the general meeting of shareholders approving the Company’s annual accounts as at 31 December 2019.

4)	Appointment of Mr. Corning Painter, as Director of the Company for a period ending at the general meeting of shareholders approving the Company’s annual accounts as at 31 December 2019.

Important information concerning procedures for attendance and voting at the Extraordinary General Meeting, the record date for the Extraordinary General Meeting and other relevant matters relating to the Extraordinary General Meeting is set forth in this convening notice below. You are urged to read the following pages carefully and to follow the procedures set forth herein for casting your votes at the Extraordinary General Meeting.

Orion Engineered Carbons S.A.
The Board of Directors

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Exhibit 99.2

The Company is a foreign private issuer under the United States federal securities laws, and as such is not subject to those provisions of United States federal securities laws, and to the rules and regulations of the United States Securities and Exchange Commission, relating to disclosures in connection with shareholder meetings, including the form and contents of proxy statements and proxy cards. Accordingly, this convening notice does not contain all the disclosures typically found in a proxy statement prepared by a domestic U.S. issuer in accordance with United States federal securities laws.

Procedures for Voting and Attendance at the Extraordinary General Meeting

The Company urges each Shareholder to cast its vote at the Extraordinary General Meeting by completing, signing, dating and returning the proxy made available by the Company for use at the applicable General Meeting in accordance with the instructions below.

Only holders of record of the Company’s common shares (the “Common shares”) outstanding on September 14, 2018, at 11:59 P.M. CET (the “Record Date”) are entitled to attend and vote at the Extraordinary General Meeting.

As of the date of this convening notice, the Company has 59,635,126 Common Shares outstanding. Each Shareholder is entitled to one vote for each Common Share held of record by such Shareholder as of the Record Date, on each matter submitted to a vote at a General Meeting, except that voting rights attached to Common Shares repurchased and held by the Company on the Record Date are suspended. The Company has repurchased and, as of the date of this convening notice, still holds 313,628 of its own Common Shares. All Common Shares represented by proxy for the Extraordinary General Meeting duly executed and received by 11:59 P.M. CET on October 10, 2018 (the “Voter Deadline”) will be voted at the Extraordinary General Meeting in accordance with the terms of the proxy. If no voting instruction is indicated in the proxy, the proxyholders will vote in favor of all proposals described in this convening notice for the Extraordinary General Meeting. If any other item is properly added to the agenda of the Extraordinary General Meeting under the Company’s articles of association or Luxembourg law, proxies for the Extraordinary General Meeting will be voted in accordance with the best judgment of the proxyholders. Generally, only the items appearing in this convening notice and agenda of the Extraordinary General Meeting can be voted on at such Extraordinary General Meeting. A Shareholder may revoke a proxy for the Extraordinary General Meeting by (i) submitting a document revoking it prior to the Voter Deadline, (ii) submitting a duly executed proxy bearing a later date prior to the Voter Deadline or (iii) attending the Extraordinary General Meeting and voting in person.

You may cast your vote at the Extraordinary General Meeting by marking, signing and dating the proxy card for such Extraordinary General Meeting and returning it in the enclosed envelope (postage within the United States paid; or in another envelope, postage to be paid), to American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219-9821 U.S.A. Proxy cards that are mailed must be received by American Stock Transfer & Trust Company, LLC at the above address by the Voter Deadline. No postage is required for mailing of the enclosed envelope in the United States. The Company will bear the cost of soliciting proxies with respect to the matters to be voted on at the Extraordinary General Meeting.

If you hold your Common Shares through a bank, brokerage firm or other agent and do not give instructions to your bank, brokerage firm or other agent as to how your shares should be voted at each of the General Meetings, the Common Shares that you hold through a bank, brokerage firm or other agent will not be voted at the applicable Extraordinary General Meeting. The Company therefore urges all Shareholders who hold their Common Shares through a bank, brokerage firm or other agent to promptly provide voting instructions in accordance with the procedures of their bank, brokerage firm or other agent.

Directors, executive officers and employees of the Company may solicit proxies in person or by mail, telephone, fax or email, but will not receive any additional compensation for these services. The Company may reimburse brokers and others for their reasonable expenses in forwarding proxy solicitation material

Exhibit 99.2

to the beneficial owners of Common Shares. The Company may retain a proxy solicitation firm to assist in the solicitation of proxies for the Extraordinary General Meeting.

Each Shareholder of record who holds one or more Common Shares on the Record Date will be admitted to participate and vote in the Extraordinary General Meeting. A holder of Common Shares held through an operator of a securities settlement system or recorded as book-entry interests in the accounts of a professional depositary who wishes to attend the Extraordinary General Meeting should receive from such operator or depositary a certificate certifying (i) the number of Common Shares recorded in the relevant account on the Record Date and (ii) that such Common Shares are blocked until the closing of the Extraordinary General Meeting. The certificate should be submitted to the Company no later than the Voter Deadline. If you plan to attend the Extraordinary General Meeting, you are kindly requested to notify the Company thereof in writing and provide your name, address and telephone number and any other necessary materials before the Voter Deadline by post to the registered office of the Company located at 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg, by fax to +352-285-52-72-27, or by email to investor-relations@orioncarbons.com.

Admittance of Shareholders to the Extraordinary General Meeting and acceptance of written voting proxies will be governed by Luxembourg law.

Right to Add Items to the Agenda of the Extraordinary General Meeting and to Table Draft Resolutions

One or more Shareholders of record holding at least 10% of the outstanding Common Shares (excluding, for the avoidance of doubt, any Common Shares repurchased by the Company) may add items to the agenda of the Extraordinary General Meeting, provided that each such item is accompanied by a justification or a draft resolution to be adopted in the Extraordinary General Meeting. If you plan to add items to the agenda of the Extraordinary General Meeting, you must notify the Company thereof in writing and provide your name, address and telephone number at the latest by October 10, 2018 by post to the registered office the Company located at 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg, by fax to +352-285-52-72-27, or by email to investor-relations@orioncarbons.com.

Quorum/Majority

The Extraordinary General Meeting will deliberate validly regardless of the number of Common Shares present or represented by proxy.

Resolutions will be adopted by a simple majority of the votes validly cast at the Extraordinary General Meeting.

Documents

Copies of the full and unabridged text of the documents to be submitted at the Extraordinary General Meeting together with draft resolutions proposed pursuant to the agenda of the Extraordinary General Meetings will be made available on the Company’s website or may be requested in writing by post to Orion Engineered Carbons S.A. 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg, by fax to +352-285-52-72-27, or by email to investor-relations@orioncarbons.com.

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Exhibit 99.2

Explanation of Proposals of the Board of Directors with regard to the EGM Agenda:

1)	Information with regard to the resignation of Mr. Romeo Kreinberg from his mandate as Director of the Company.

The Board of Directors hereby informs the Shareholders that Mr. Romeo Kreinberg resigned from his mandate as Director of the Company with effect as of July 18, 2018.

2)
Ratification of the co-optation by the Board of Directors of the Company on August 2, 2018 of Ms. Kerry Galvin as Director of the Company and appointment of Ms. Kerry Galvin, as Director of the Company for a term ending on the date of the annual general meeting of shareholders of the Company called to approve the Company’s annual accounts for the financial year ending December 31, 2019.

The Board of Directors recommends that the Shareholders ratify the co-optation by the Board of Directors of the Company on August 2, 2018 of Ms. Kerry Galvin as Director of the Company which appointed him as Director of the Company until the Annual General Meeting. The Board of Directors further recommends that the Shareholders of the Company appoint Ms. Kerry Galvin as Director of the Company for a term ending on the date of the Annual General Meeting of Shareholders of the Company called to approve the Company’s annual accounts for the financial year ending December 31, 2019.

Ms. Galvin demonstrated a record of success in her previous positions as Senior Vice President, General Counsel and Corporate Secretary of Axip Energy Services, LP (formerly Valerus Compression Services, LP) and of Lyondell Chemical Company (now LyondellBasell). In the course of her work as a member of the executive leadership team and chief advisor of the board of directors of these companies, she gained significant expertise in developing strategic plans, finance, human resources, domestic and international business transactions, government affairs and regulatory compliance.

3)	Appointment of Mr. Jack Clem, as Director of the Company for a period ending at the general meeting of shareholders approving the Company’s annual accounts as at December 31, 2019.

The Board of Directors recommends that the Shareholders of the Company appoint Mr. Jack Clem as Director of the Company for a term ending on the date of the Annual General Meeting of Shareholders of the Company called to approve the Company’s annual accounts for the financial year ending December 31, 2019.

Mr. Clem has been the Chief Executive Officer (CEO) of Orion Engineered Carbons Group between July 2011 and September 2018 and manager of the Company since May 2014 and had been the head of Evonik Degussa GmbH`s global Carbon Black business since August 2009. He joined Degussa in 2001 and shortly after was named CEO of their joint venture in Carbon Black with a U.S.-based private equity firm. He has over 35 years of experience in the performance and specialty minerals and chemicals industry. Prior to joining Degussa, he held various senior management positions in North America and Europe at J.M. Huber Corporation and started his career in engineering and plant management at Occidental Chemical Corporation.

4)	Appointment of Mr. Corning Painter, as Director of the Company for a period ending at the general meeting of shareholders approving the Company’s annual accounts as at December 31, 2019.

The Board of Directors recommends that the Shareholders of the Company appoint Mr. Corning Painter as Director of the Company for a term ending on the date of the Annual General Meeting of Shareholders of the Company called to approve the Company’s annual accounts for the financial year ending December 31, 2019.

Exhibit 99.2

Mr. Painter began his career at Air Products in 1984 as part of the company’s career development program. He rose through the ranks, progressing through a variety of commercial and operations positions in the U.S. and overseas, and was rapidly promoted several times over the last several years, holding leadership positions in operations, supply chain, corporate strategy and technology. He held the position of Executive Vice President, Industrial Gases until he left Air Products at the end of June, 2018 to become Orion Engineered Carbons group’s new Chief Executive Officer starting from September 2018.

For information:
Orion Engineered Carbons S.A.
Investor-relations@orioncarbons.com